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SEC FILE NUMBER
8-41494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GRF Capital Investors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1776 S. Utica Ave.
(No. and Street)

Tulsa	OK	74104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Heinrich	918-744-1333	mark.heinrich@grfci.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Heinrich, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRF Capital Investors, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LADONNA STRINGER
NOTARY PUBLIC - STATE OF OKLAHOMA
MY COMMISSION EXPIRES AUG 01, 2025
COMMISSION #01011862

Signature: Mark Heinrich

Title:
President & CEO

LaDonna Stringer
Notary Public 8-1-2025 Expires

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRF CAPITAL INVESTORS, INC.

Report Pursuant to 17a-5 of

The Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

As of and for the Year-Ended December 31, 2023

Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of GRF Capital Investors, Inc.,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of GRF Capital Investors, Inc. as of December 31, 2023, the related statements of operations, changes in shareholder's equity, and cash flows for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of GRF Capital Investors, Inc. as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GRF Capital Investors, Inc.'s management. Our responsibility is to express an opinion on GRF Capital Investors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to GRF Capital Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of GRF Capital Investors, Inc.'s financial statements. The supplemental information is the responsibility of GRF Capital Investors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as GRF Capital Investors, Inc.'s auditor since 2022.

Sugar Land, Texas

March 27, 2024

GRF Capital Investors, Inc.

Financial Statements

Statement of Financial Condition

As of December 31, 2023

ASSETS		
CURRENT ASSETS		
Cash In Bank	$	11,777
Account Receivables		50
Security Deposit		1,773
Total Current Assets		13,600
OTHER ASSETS		
Other Assets		468
TOTAL: ASSETS	$	14,068
LIABILITES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITES		
Accounts Payable	$	8,476
Accrued Liabilities		3
Total Current Liabilities		8,479
Total Liabilities		8,479
STOCKHOLDER'S EQUITY		
Capital Stock, par value, $.01 per share, 5,000,000 shares authorized, 530,800 shares Issued and outstanding		5,308
Paid in excess		426,993
Retained Earnings		(426,712)
Total Stockholder's Equity		5,589
TOTAL LIABILITES AND STOCKHOLDER'S EQUITY	$	**14,068**

The accompanying footnotes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Statement of Operations
For the Year-Ended December 31, 2023

REVENUES	
Commissions Earned	$ 55,878
Mutual Fund Commission	5,094
Other Income	4,157
Interest Income	2,983
Total Revenues	68,112
OPERATING EXPENSES	
Employment compensation and benefits	29,385
Floor brokerage, exchange and clearing	25,383
Occupancy	18,201
Other expenses	14,115
Total Operating Expenses	87,084
Operating Loss (EBIT)	(18,972)
Income Before Taxes	(18,972)
Taxes	(0)
NET INCOME (LOSS)	$ (18,972)

The accompanying footnotes are an integral part of these financial statements.

GRF Capital Investors, Inc.

Statement of Changes in Shareholder's Equity

For the Year-Ended December 31, 2023

	Common Stock		Paid-In Capital		Retained Earnings	Total Stockholder's Equity
	Shs	Amt.	Shs.	Amt.	Amt.	Amt.
Balance at 12/31/2022	530,800	$5,308		$426,692	$ (406,240)	$ 25,760
Net Loss					(18,972)	(18,972)
Dividends					(1,500)	(1,500)
Capital Infusion				301		301
Balance at 12/31/2023	530,800	$5,308		$426,993	$ (426,712)	$ 5,589

The accompanying footnotes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Statement of Cash Flows
For the Year-Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(18,972)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		
Depreciation and Amortization		-
Losses (Gains) on sales of Fixed Assets		-
Decrease (Increase) in Operating Assets:		
Accounts Receivable		3,997
Deposit with Clearing		23,227
CRD Deposit		27
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		58
Accrued Liabilities		(4,648)
Net Cash Used By Operating Activities		(3,689)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital Expenditures		
Proceeds From Security Deposit		1,767 -
Net Cash Provided By Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Capital In Excess Of Par		301
Dividends Paid		(1,500) -
Proceeds From Sale of Stock		-
Treasury Stock		-
Net Cash Provided By Financing Activities		
NET DECREASE IN CASH		(4,257)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		7,520
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	11,777

The accompanying foot notes are an integral part of these financial statements.

GRF Capital Investors, Inc.
Notes to Financial Statements
For the Year-Ended December 31, 2023

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Organization

GRF Capital Investors, Inc. (the "Company") was incorporated in June 1989 and is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer pursuant to Section 15c3-3(K)(2)(ii) of the Securities Exchange Act of 1934.

The Company has adopted a fiscal year ended December 31

Description of Business

The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of the Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company executes transactions on a fully disclosed basis. The company is presently being sold and has executed a selling agreement to be acquired as a shell and is in the CMA process waiting on FINRA approval. At present, it's clearing agreement with RBC Capital Markets, LLC., was terminated effective November 30.th. Presently there are no accounts held at GRF Capital Investors, Inc. Management plans to stay on to wrap up operations and file necessary regulatory reports to keep the firm in good standing.

The Company does not hold customer funds or safe keep customer securities.

The financial statements of GRF Capital Investors, Inc. have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. GRF Capital Investors, Inc. fiscal year end is December 31.

Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash or cash equivalents.

Basis of Accounting

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in U.S. dollars. The Company's fiscal year end is December 31.

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Going Concern

The Company had a net loss of approximately $18,972 for the year ended December 31, 2023. This matter, among others, raise substantial doubt about the Company's ability to continue as a going concern. The company has secured a buyer is in the CMA Process awaiting FINRA approval.

The Company's financial statements are prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The company will continue to be a going concern and management will maintain minimum capital requirements until FINRA approval of sale.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less than three months.

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

Account Receivable are stated at the historical carrying amount net of write-off's and allowance for doubtful accounts. The Company establishes an estimated allowance for doubtful accounts received based on various factors, including revenue, historical credit loss experience, current trends, and specific customer collection issue that the Company has identified. Uncollectable accounts receivable are written off when a settlement is reached for an amount that is less that the outstanding historical balance or when the Company has determined the balance will not be collected. As of December 31, 2023 the Company determined that all accounts receivable were collectible, therefore, no allowance for doubtful accounts was required.

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determinations is made.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from contracts with customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) 'With a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company records its revenue as received adjusted monthly for receivables based on the Company's estimate of revenue earned from the sale of specific financial products, but not yet collected from the respective mutual fund or other financial services company. Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses

related to securities transactions executed but not yet settled as of period end are not material to the Company's financial statements.

Revenue from the sale of mutual funds is recognized when the investment in the mutual fund is made.

Income Taxes

The components of income tax (benefit) expense, on continuing operations, for the year ended December 31, respectively were as follows:

	2023
Federal	$0*
State	0
Total	$0*

The resulting net operating loss of $18,972.00 would result in $0 income tax expense at December 31, 2023

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial in the financial statements. The evaluation was performed through March 30, 2023, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2023 the Company had net capital of $5,121 which was $121 in excess of its required net capital of $5,000. that the firm's excess net capital as of December 31, 2023, is $121.00. The Net Capital is less than 120% of the Net Capital Requirement. The Net Capital of $5,121 represents 102.42% of Net Capital Requirement of $5,000. On January 1, 2024 a reversal entry of $5,000 was made to Federal tax expense due to Tax loss carry forward forthcoming which put the excess capital 200.02% or $5,118 above the $5,000. The Firm filed the (Early Warning) SEA Rule 17a-11(c)(3))"notification with FINRA on February 12, 2024.

The Company's ratio of aggregate indebtedness to net capital was 1.66% to 1. There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II-A of the FOCUS report required under Rule 15c3-1.

NOTE C- CONCENTRATION OF CREDIT RISK

For the year ended December 31, 2023, one of the Company's customers accounted for approximately $20,849 or 34% of revenues . As of December 31, 2023, RBC Capital Markets, LLC., the company's clearing broker- dealer accounted for 100% of the accounts receivable balance.

During 2023, (100%) percent of commission income was attributable to two registered representatives.

NOTE D – PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures form maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Office Equipment & Furniture	3-7 years	$44,508
Less Accumulated Depreciation		(44,508)
Total		0

Depreciation expense was $0 for the year of December 31, 2023.

NOTE E – POSSESSION OR CONTROL REQUIREMENTS

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. The clause relates to instances where the Company's customer fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-delaer to the extent of the net loss on the unsettled trade. At December 31, 2023, management of the company has not been notified by the clearing broker-delaer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE F– RENT

The Company has moved its offices to 1776 S. Utica Ave. Tulsa, OK 74104 in which an annual renewable rental agreement is in effect as of May 31, 2023. Monthly rental is presently $350.00 a month plus utilities. Rent expense for the year ended December 31, 2023 was $13,112. At this time, the company does not foresee any changes in the near future with the present lessor's rental agreement.

GRF Capital, Investors, Inc.

Schedule I – Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year-Ended December 31, 2023

Computation of Net Capital

Total Stockholder's Equity:		$ 5,589

Non-allowable assets:

Fixed Assets	_____	
Accounts Receivable	_____	
Other Assets	468	$ (468)
Tentative Net Capital		$ 5,121

Computation of Net Capital

Net Capital	$ 5,121
Minimum net capital as required as a percentage of aggregate indebtedness	$ 871
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 121

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 8,479
Percentage of aggregate indebtedness to net capital	165.57%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2023	$ 5,121
Adjustments:	
There were no material differences.	-
NCC per Audit	$ 5,121

There are no material differences between the amounts presented in this computation of net capital and the corresponding amounts prepared by the Company and its most recently filed unaudited Form X-17A-5 Part IIA FOCUS filing.

GRF Capital, Investors, Inc.
Schedule II– Computation of for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2023

A computation of reserve requirement is not applicable to GRF Capital Investors, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

GRF Capital Investors, Inc.
Schedule III – Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
As of December 31, 2023

Information Relating to the Possession or Control Requirements is not applicable to GRF Capital Investors, Inc., as the Company qualifies for ex3emption under Rule 15c3-3(k)(2)(ii)

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder of
GRF Capital Investors Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) GRF Capital Investors Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which GRF Capital Investors Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (2) The Company met the identified exemption provision in 17 C.F.R. §15c3-3(k) through the most recent fiscal year without exception; and (3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to, effecting securities transaction via subscriptions on the a subscription way basis where the funds are payable to the issuer or its agent, not to the company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. GRF Capital Investors Inc.'s management is responsible for compliance with the exemption (k)(2)(ii) and with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about GRF Capital Investors Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), and of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 27, 2024

GRF Capital Investors, Inc.'s
Exemption Report

GRF Capital Investors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) without exception throughout the most recent fiscal year.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to, effecting securities transaction via subscriptions on the a subscription way basis where the funds are payable to the issuer or its agent, not to the company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

GRF Capital Investors, Inc.

I, Mark W. Heinrich, swear that to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

President and CEO
March 27, 2024